                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended:    February 29, 1996
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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  NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
  VERIFIED ANY INFORMATION CONTAINED HEREIN.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

        OAKHURST COMPANY, INC.
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FULL NAME OF REGISTRANT


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FORMER NAME IF APPLICABLE

        1001 SANTERRE DRIVE
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

        GRAND PRAIRIE, TEXAS  75050
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

 X        (a)  The reasons described in reasonable detail in Part III of this
- ---            form could not be eliminated without unreasonable effort or expense;

 X        (b)  The subject annual report, semi-annual report, transition report
- ---            on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

- ---       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, or N-SAR, or portion thereof, could not be filed within the prescribed time period.


One of the Company's subsidiaries, Steel City Products, Inc. ("SCPI"), has recently experienced significant changes in its customer base; because of these changes, management undertook a strategic evaluation of the business to determine the impact of the lost business on future levels of revenues and profits, and to determine how the Compnay's operations could be restructured to reflect the current level of sales.

In addition, the Company's other operating subsidiaries have encountered lower sales and profits in the current fiscal year than had been anticipated by management when the deferred tax asset valuation allowance was last reviewed. As a result, management recorded an increase of $2 million in the valuation allowance of the deferred tax asset as its initial estimate of the impact of these events on such allowance. Management needs to determine if a further adjustment to the valuation allowance would be appropriate.

These efforts have been recently completed, but additional time is required to complete the determination of the appropriate valuation allowance of the deferred tax asset, and to determine if an impairment of goodwill exists.

The Company expects to file its Form 10-K within fifteen days following the due date.


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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mr. Mark Auerbach                       201                 622-6377
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================


                            Oakhurst Company, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    May 29, 1996                    By:  /s/ Mark Auerbach
     ------------------------------         -----------------------------------
                                            Name:   Mark Auerbach
                                            Title:  Chief Executive Officer
                                                    Chief Financial Officer

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                          ATTACHMENT TO FORM 12b-25
                          -------------------------


Part IV (3):

The Company expects the earnings statements in its subject report to reflect the following approximate results, PRIOR TO recording a possible further adjustment to the valuation allowance of its deferred tax asset, in accordance with FAS109 (dollar amounts in thousands):

                                              Three Months        Three Months
                                                 Ended               Ended
                                           February 29, 1996   February 28, 1995
                                           -----------------   -----------------


Sales                                         $  9,216                $12,053
                                              =========               ========

Loss from continuing operations
   before income taxes                        $ (1,036)               $  (291)
Current income tax benefit (expense)                78                    (73)
Deferred income tax benefit                         --                    107
                                              ---------               --------
Loss from continuing operations               $   (958)               $  (257)
                                              =========               ========
Net loss                                      $   (893)               $  (239)
                                              =========               ========


             Per Share:
                Continuing operations         $  (0.30)               $ (0.08)
                                              =========               ========

                Net loss                      $  (0.28)               $ (0.08)
                                              =========               ========


The comparative increase of $701,000 in the loss from continuing operations primarily relates to the decrease in revenues, and to reductions in gross profit margin.
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                                              Fiscal Year         Fiscal Year
                                                 Ended               Ended
                                           February 29, 1996   February 28, 1995
                                           -----------------   -----------------


Sales                                         $ 47,339                $43,142
                                              =========               ========

Income (loss) from continuing operations
   before income taxes                        $ (2,158)               $ 1,442
Current income tax benefit (expense)               115                   (155)
Deferred income tax expense                     (2,000)                  (468)
                                              ---------               --------
Income (loss) from continuing operations      $ (4,043)               $   819
                                              =========               ========

Net (loss) income                             $ (3,978)               $   909
                                              =========               ========
             Per Share:
                  Continuing operations       $  (1.27)               $  0.27
                                              =========               ========

                  Net (loss) income           $  (1.25)               $  0.30
                                              =========               ========

The comparative decrease of approximately $4.9 million in income from continuing operations is attributable to the following principal factors: (i) a deferred tax charge of $2 million recorded in the third quarter of fiscal 1996 relating to an increase in the valuation allowance of the deferred tax asset; (ii) a decrease in consolidated gross profits of about $750,000, resulting from lower sales levels attributable to two subsidiaries and to reduced gross profit margins overall; (iii) higher operating and overhead expenses of about $1.9 million, due principally to the addition of new subsidiaries, and to an increase in the amortization of goodwill of $150,000 related to new acquisitions; (iv) an increase in the provision for doubtful accounts of about $600,000 due primarily to the bankruptcy of several customers in the current year; (v) an increase in interest expense of about $230,000 due to higher levels of debt; (vi) a reduction in other income of about $185,000, most of which is attributable to a recovery by SCPI in the prior year of funds placed into escrow as part of its predecessor's bankruptcy proceeding in 1989; and (vii) a reduction in income tax expense of $740,000, due to lower net profits.